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TD Private Client Wealth LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2021

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2021

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69105

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>November 1, 2020</u> AND ENDING <u>October 31, 2021</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>TD Private Client Wealth LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Madison Avenue - 11th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Rosenthal	212-827-6840	richard.rosenthal@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLC

(Name – if individual, state last, first, and middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TD PRIVATE CLIENT WEALTH LLC, as of OCTOBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

ABIDA S CHOWDHURY
Notary Public - State of New York
NO. 01CH6363552
Qualified in Queens County
My Commission Expires Aug 21, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of TD Private Client Wealth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

EY has served as auditor since 2012

December 16, 2021

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2021

Assets

Cash	$	51,815,826
Cash deposited with clearing organizations		250,000
Cash and restricted cash		52,065,826
Accounts receivable		396,439
Other assets		705,835
Total assets	$	53,168,100

Liabilities and member's equity

Liabilities:		
Unearned revenue	$	6,669,042
Payable to asset managers		1,714,576
Payables to affiliates		1,250,206
Other payables		196,910
Total liabilities		9,830,734
Member's equity		43,337,366
Total liabilities and member's equity	$	53,168,100

See accompanying notes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2021

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

Pershing LLC acts as the clearing agent for the Company's trading activity and custodial broker for client assets.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Significant U.S. GAAP policies, which affect the determination of financial position and changes in member's equity are summarized below.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2021

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Certain expenses (including tax expense) are based on accounting estimates from the Parent. See Note 3 – Income Taxes and Note 4 – Related Party Transactions for additional information.

The World Health Organization declared outbreak of the coronavirus (COVID-19) pandemic in the first quarter of 2020, which continued through fiscal year 2021. The Company determined there was no material impact as a result of the pandemic and related government responses.

Cash and Restricted Cash

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash deposited with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC and is considered restricted from general use.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to third-party asset managers. These funds are received quarterly in advance and are paid to asset managers when earned. The Company's Payable to asset managers as of October 31, 2021 was $1,714,576.

Income Taxes

The Company, including its Parent, and its affiliates file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDBUSH based upon its proportionate share of the group's federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2021

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in statement of income realized for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more-likely-than-not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2021

2. Accounting Changes

The following accounting pronouncements were adopted in the current fiscal year.

Standard	Description	Annual Reporting Period Ended	Effects on Financial Statements
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"	The guidance provides a new current expected credit loss model to account for credit losses on certain financial assets and off-balance sheet exposures (e.g., loans and trade receivables). The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The guidance also modifies the current other-than-temporary impairment guidance for available-for-sale debt securities to require the use of an allowance rather than a direct write down of the investment and replaces existing guidance for purchased credit deteriorated loans and debt securities.	October 31, 2021	The guidance did not have a material impact on the Company's financial statements.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2021

2. Accounting Changes (continued)

The following recent accounting pronouncements are effective for the Company in future years.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes"	The guidance simplifies the accounting for income taxes by removing certain exceptions. The guidance also improves consistent application and simplifies GAAP by clarifying and amending existing guidance.	October 31, 2022	The Company is assessing the impact of this guidance on the financial statements.
In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers"	The guidance in this Update requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts.	October 31, 2021	The guidance could impact the financial statements in a business transaction.

Notes to Statement of Financial Condition

October 31, 2021

3. Income Taxes

As of October 31, 2021, the Company had no net deferred tax assets or liabilities.

The Company's Payable to affiliates includes $472,056 at October 31, 2021 representing federal, state, and local taxes receivable from the Parent since the Company does not file any returns on a stand-alone basis.

From time to time, the tax authorities may review and/or challenge specific tax positions taken by the Company in its ordinary course of business. The Company believes that its income tax returns have been filed based upon applicable statutes, regulations and case law in effect at the time of filing, however, the tax authorities could challenge the Company's interpretation.

The Company determines uncertain tax positions by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosure on tax reserves.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. The Company did not accrue for the payment of interest and penalties at October 31, 2021.

The Company operates in the United States and tax years 2018 through 2020 remain open for examination. The state and local tax returns of New York State and New York City, respectively, are currently under examinations. The Company is no longer subject to state and local examination by material tax authorities for tax years prior to 2015. It is reasonably possible that the unrecognized tax benefits will decrease by $1,426 over the next 12 months as a result of completion of tax authorities' exam or the expiration of statutes of limitations.

4. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2021

4. Related Party Transactions (continued)

also provides services such as the payment of direct expenses which are reimbursed by the Company. The Company has a payable to its Parent related to this services agreement of $1,488,080 as of October 31, 2021, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company has entered into an agreement with its Parent and TD Bank USA related to the deposit sweep agreement with Pershing LLC discussed in Note 1. The Company receives a marketing fee from TD Bank N.A. and TD Bank USA for arranging the sweep of cash to the Banks. The Company pays a servicing fee to TD Bank USA and reimburses TD Bank N.A. and TD Bank USA for FDIC expenses. The Company has a receivable from its Parent related to this agreement of $151,720 as of October 31, 2021, which is included with Payables to affiliates on the Statement of Financial Condition. The Company has a payable to TD Bank USA related to this agreement of $7,254 as of October 31, 2021, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company has also entered into agreements with The Toronto-Dominion Bank and affiliates related to the provision of services related to the business of the Company. The agreements provide for The Toronto-Dominion Bank and affiliates to provide services related to the development and management of the Company's investment product offering, perform manager research, portfolio management, investment strategy, due diligence, and advisory and oversight services. The Company's Payables to affiliates includes $378,648 on the Statement of Financial Condition representing the amount due to the Toronto-Dominion Bank and affiliates at October 31, 2021 for these services.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business. Legal provisions are established when it becomes probable that the Company will incur an expense and the amount can be reliably estimated, although it is possible the Company may incur additional losses and actual losses may vary significantly from estimates. Based on currently available information, the Company believes no losses are reasonably possible.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2021

6. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2021, the Company's net capital, as defined, was $42,234,559, which exceeded the minimum requirement under SEC Rule 15c3-1 by $41,579,177. The ratio of aggregate indebtedness to net capital was 23.28%.

7. Subsequent Events

The Company has evaluated the impact of the events that have occurred subsequent to October 31, 2021 through December 16, 2021, the date the statement of financial condition was issued. Based on this evaluation, the Company has determined that none of the events were required to be recognized or disclosed in the statement of financial condition.